Exhibit 99.1

NORTH AMERICAN ENERGY PARTNERS INC.

Annual Meeting of Shareholders of North American Energy Partners Inc.

April 5, 2017

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations Section 11.3

In respect of the annual meeting of holders of common shares (the “Shareholders”) of North American Energy Partners Inc. (the “Corporation”) held on April 5, 2015 (the “Meeting”), the following sets forth a brief description of the matters which were voted upon at such Meeting and the outcome of the vote:

	Description of Matter	Outcome of Vote	Votes For	Votes Withheld	Votes Against	Spoiled
1.	The election of each of the following persons as directors of the Corporation to hold office until the next annual meeting of shareholders or until their successors are elected or appointed (separate votes on each nominee):
	Martin R. Ferron	Passed	12,936,891 (99.49%)	66,059 (0.51%)	0	0
	Ronald A. McIntosh	Passed	12,930,191 (99.44%)	72,759 (0.56%)	0	0
	William C. Oehmig	Passed	11,820,835 (90.91%)	1,182,115 (9.09%)	0	0
	Bryan D. Pinney	Passed	12,930,192 (99.44%)	72,758 (0.56%)	0	0
	Thomas P. Stan	Passed	12,722,725 (97.84%)	280,225 (2.16%)	0	0
	Jay W. Thornton	Passed	11,821,197 (90.91%)	1,181,753 (9.09%)	0	0
2.	The appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation to hold office until the close of the next annual meeting of shareholders or until their successors are appointed and the authorization of the directors to fix their remuneration.	Passed	16,502,428 (99.62%)	62,410 (0.38%)	0	0